Mail Stop 4561

January 8, 2009

Mr. Jeffrey A. Patterson
Chief Executive Officer and President
Prime Group Realty Trust
77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601

> **Re: Prime Group Realty Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 07/23/08**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed 08/14/08**
> **File No. 001-13589**

Dear Mr. Patterson:

We have reviewed your response letter dated December 18, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.   We note your response to comment 1 in your letter to us dated December 12, 2008. We will not object to your presentation of the payment of leasing costs as investing cash flows in your statements of cash flows provided that you expand

your disclosure as follows in future filings including any amendments. Please expand your description of the line item/s in your statements of cash flows related to leasing costs. Furthermore, in light of the fact that industry practice is mixed, please include a separate accounting policy in your footnotes for your classification of such costs in your statements of cash flows and specifically identify the nature and types of leasing costs that are included in investing cash flows.

Note 15 – Commitments and Contingencies, page F-40

2.   We note your response to comment 1 in your letter to us dated December 18, 2008 and our discussions with you per our conference call on January 6, 2008. Please additionally provide us with the following:

  • You told us that in conjunction with your payment to Mr. Casati, he sold his interest to the partnership that owns Continental Towers for minimal consideration. Please provide us with a more detailed explanation of the components of the January 2006 transactions including the connection between the payment to Mr. Casati, the settlement of the tax indemnity obligations to him, and the change in his ownership of Continental Towers.

  • Please clarify the main purpose of the payment to Mr. Casati. If you considered the payment to be both an incentive to Mr. Casati to sell his interest and also consideration to him for releasing you from your tax indemnity obligations to him, please tell us how you factored both components of the payment into your accounting. Please also tell us how the amount of the payment was determined.

  • We note that you included the Amended and Restated Tax Indemnity agreement as an exhibit in your Form 8-K filed January 18, 2006. Please provide us with a summary of the specific changes that this agreement made to the original tax indemnity agreement. Please provide us with an example of how the indemnity arrangement works under the new agreement versus the old agreement in order to demonstrate the differences between the two, if relevant. Please focus on paragraphs 2, 3, 4, and 11. Also, please provide us with any other agreements related to the tax settlement with Mr. Casati.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief